UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-42749

POMDOCTOR LIMITED

Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of vice president

On March 31, 2026, Dexiang Wei resigned as Vice President of POMDOCTOR LIMITED (the “Company”), effective as of April 1, 2026. Mr. Wei’s resignation did not result from a disagreement with the Company’s Board of Directors on any matter relating to the Company’s operations, policies or practices. There are no matters relating to such resignation that need to be brought to the attention of the shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

/s/ Zhenyang Shi
Zhenyang Shi
Chairman and Chief Executive Officer

Date: April 8, 2026

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